MONDIAL VENTURES, INC.
c/o Marc Juiliar, President
388 Richmond St. W. Suite 916
Toronto, ON
Tel/fax: (416) 928-3095

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

NOTICE OF CHANGE IN COMPOSITION OF THE BOARD OF DIRECTORS

January 12, 2010

INTRODUCTION

The information contained in this Information Statement on Schedule 14 F-1 (this “Schedule 14F-1”) is being furnished to all holders of record of common stock of MONDIAL VENTURES, INC. (the “Company” or “MVI”) at the close of business on January 14, 2010, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 under that Act in order to effect a change in majority control of the Company’s Board of Directors other than by a meeting of stockholders. This Schedule 14F-1 is being distributed on or about January 14, 2009.

NO VOTE OR OTHER ACTION BY THE COMPANY’S STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

In the following transaction closing on  December 14, 2009, Marc Juliar acquired 6,000,000 common shares of the Company from Scott Taylor. After the purchase Marc Juliar will become the majority shareholder of the Company.  Mr. Juliar was also appointed to the Board of Directors on December 14, 2009.

 AS A RESULT OF THE SHARE EXCHANGE THERE WILL BE A CHANGE IN CONTROL OF THE COMPANY.

In connection with the private sale of shares, Scott Taylor, who at the time was the Company’s sole director: (i) will elect Mr. Marc Juliar as a director of the Company; (ii) resign as the Company’s sole executive officer; (iii) tender his resignation as a director of the Company, such resignation to be effective 10 days after this Schedule 14F-1 is filed with the Securities and Exchange Commission (the “SEC”) and is disseminated to the Company’s shareholders. As a result of the foregoing, Messrs. Juliar and Taylor will constitute the entire Board of Directors of the Company.

TEN DAYS AFTER THE DISSEMINATION OF THIS SCHEDULE 14F-1, THE RESIGNATION OF SCOTT TAYLOR AS A DIRECTOR WILL BECOME EFFECTIVE AND WILL RESULT IN A CHANGE IN CONTROL OF THE BOARD OF DIRECTORS OF THE COMPANY.

No action is required by the shareholders of the Company in connection with the election or appointment of the new directors. However, Section 14(f) of the Exchange Act requires that this Schedule 14F-1 be mailed to the Company’s shareholders not less than ten (10) days prior to the change in a majority of the Company’s directors if said change occurs without a meeting of the Company’s shareholders.

VOTING SECURITIES

As of December 15, 2009, we had 9,800,000 shares of Common Stock and no shares of any other voting or non-voting class or series of capital stock issued and outstanding. Each share of Common Stock is entitled to one vote.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Beneficial Ownership Information as of December 15, 2009

The following tables set forth certain information known to us with respect to the beneficial ownership (as defined in Instruction 4 to Item 403 of Regulation S-B under the Exchange Act) of Common Stock by (i) each person who is known by us to be the beneficial owner of more than 5% of any class of our voting securities, (ii) each of our directors and executive officers, and (iii) all of our executive officers and directors as a group.

The following information is presented as of December 15, 2009.

Name and Address of Beneficial Owner	Title of Class	Number of Shares Beneficially Owned	Percent of Class (1)
Marc Juliar 388 Richmond St. W. Suite 916, Toronto, ON	Common Stock	6,000,000	61.2%
All directors and executive officers as a group (1 person)	Common Stock	6,000,000	61.2%
______________________________________________
(1) Based upon 9,800,000 shares of Common Stock issued and outstanding as of December 15, 2009.

DIRECTORS AND EXECUTIVE OFFICERS

Legal Proceedings

There have been no events under any bankruptcy act, no criminal proceedings and no judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of Company during the past five years.

Current Directors and Executive Officers

The following table sets forth the respective name and positions of our current sole director and executive officer. The sole director and officer identified below would resign immediately prior to the consummation of the Sale of Stock and be replaced by the person set forth in the Section entitled New Directors and Executive Officers.

Name	Position(s)
Scott Taylor	President, Secretary Treasurer and Director

Scott Taylor. Mr. Scott Taylor has acted as our President, Chief executive officer and as a director  since our  incorporation.

In January 2005 he jointly set up a trading company in Lugano which primarily focuses on locating specialized treated steel products from Russia for the North American Nuclear and Petroleum Industry.  From May 2005 until present he has been employed as an executive at the Weir-Jones Group, which is an established engineering firm.  The Weir-Jones group manufactures specialized equipment for the Marine, Oil & Gas, Mining, Civil Construction, and Defence Industries.  Specifically within the mining industry the company designs and re-mediates mines in several countries.  Mr.  Taylor is a graduate of Touro College in Moscow, Russia, receiving his Bachelor of Science degree in science finance in January 2004.

New Directors and Executive Officers

Prior to the consummation of the Sale of Stock, we would make the following changes to our Board of Directors and executive officers:

●	We have increased the size of our Board of Directors from one to two, and the current sole director elected Marc Juliar to fill the resulting vacancy;

●	Subsequent to 10 days following the mailing of this 14-F Scott Taylor will resign from the Board of Directors.; and

●	Our Board of Directors has appointed Marc Juliar as President, Secretary and Treasurer of the Company.

The following table sets forth the respective name and positions of our new  director and executive officer on a forward-looking basis. The term of the director listed below would run until our annual meeting of stockholders in 2010.

Name	Anticipated Position(s)
Marc Juliar	President, Secretary, Treasurer and Director

Marc Juliar. Marc Juliar is an independent contractor to the Film, Music Video and T.V.Commercial production business. Mr. Juliar has held many positions in the film and production business. Mr. Juliar was an officer and director of Kodiak Energy(KDKN), Inc. from April 2004 to January 2006. Mr. Juliar was an officer and director of Aamaxan Transport, Inc. (AMXT) from September 2005 until April 2008. Mr. Juliar is an officer and director of Paradigm Oil & Gas, Inc. Mr. Juliar attended the University of Toronto located in Toronto, Ontario Marc Juliar is expected to serve as our President, Secretary, Treasurer and sole Director.

* Scott Taylor has tendered his resignation as a director of the Company, effective 10 days after this Schedule 14F-1 is mailed to our securityholders.

Significant Employees

The Company has no significant employees.

BOARD OF DIRECTORS

COMMITTEES OF THE COMPANY’S BOARD OF DIRECTORS

Because the Company’s board of directors currently consists of only two members, we do not have a standing nominating, compensation or audit committee. Rather, the board of directors performs the functions of these committees. Also, the Company does not have an audit committee financial expert on the board of directors as that term is defined by Item 407(d) of Regulation S-K, under the Exchange Act. Our board of directors is in the process of searching for a suitable candidate for this position.

We do not believe it is necessary for the board of directors to appoint such committees, because the volume of matters that come before the board of directors for consideration is sufficiently small so as to permit our two directors to give sufficient time and attention to such matters. Additionally, because the Company’s Common Stock is not listed for trading or quotation on a national securities exchange, we are not required to have such committees. Because our two current directors are also shareholders of the Company, and because one of them also is the Company’s Chief Executive Officer, neither of our directors is independent. However, under the SPA, within 120 days of the closing of the Private Placement the Company is obligated to install an independent board of directors.

 In considering candidates for membership on the Board of Directors, the Board of Directors will take into consideration the needs of the Board of Directors and the candidate’s qualifications. The Board will request such information as:

•	The name and address of the proposed candidate;
•	The proposed candidate’s resume or a listing of his or her qualification to be director of the Company;
•	A description of any relationship that could affect such person qualifying as an independent director, including identifying all other public company board and committee memberships;
•	A confirmation of such person’s willingness to act as director if selected by the Board of Directors; and
•	Any information about the proposed candidate that would, under the federal proxy rules, be required to be included in the Company’s proxy statement if such person were a nominee.

Once a person has been identified by the Board of Directors as a potential candidate, the Board of Directors may collect and review publicly available information regarding the person to assess whether the person should be considered further. Generally, if the person expresses a willingness to be considered and to serve on the Board of Directors and the Board of Directors believes that the candidate has the potential to be a good candidate, the Board of Directors would seek to gather information from or about the candidate, including through one or more interviews as appropriate and review his or her accomplishments and qualifications generally, including in light of any other candidates that the Board of Directors may be considering. The Board of Directors’ evaluation process does not vary based on whether the candidate is recommended by a shareholder.

The Board of Directors will, from time to time, seek to identify potential candidates for director nominees and will consider potential candidates proposed by the Board of Directors and by management of the Company.

MEETINGS OF THE BOARD OF DIRECTORS

 In the fiscal year ended December 31, 2008, the board of directors of the Company did not act by written consent.  Since we had only one director, no meetings were conducted. The Company does not have a policy on director attendance, but plans to adopt one when the size of the Board and the scope of the Company’s activities justify it.

STOCKHOLDER COMMUNICATION WITH THE BOARD OF DIRECTORS

Stockholders may send communications to our Board of Directors by writing to: Mondial Ventures, Inc.  388 Richmond St. W. Suite 916, Toronto, ON, Attn: Board of Directors.

Director Independence

Presently we are not required to comply with the director independence requirements of any securities exchange.

COMPLIANCE WITH SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934

Section 16(a) of the Exchange Act requires the Company’s directors and officers, and persons who beneficially own more than 10% of a registered class of the Company’s equity securities, to file reports of beneficial ownership and changes in beneficial ownership of the Company’s securities with the SEC of Forms 3, 4 and 5. Officers, directors and greater than 10% stockholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on the Company’s review of the copies of the forms received by it during the Company’s fiscal year ending December 31, 2008, and written representations that no other reports were required, the Company believes that no person who, at any time during such fiscal year, was a director, officer or beneficial owner of more than 10% of the Company’s common stock failed to comply with all Section 16(a) filing requirements during such fiscal year.

EXECUTIVE COMPENSATION

Compensation of Company’s Current Executive Officer

Summary Compensation Table

The following table sets forth the compensation earned for services rendered to the Company for the most recently completed year by our President and our other most highly compensated executive officers whose salary and bonus during the year ending December 31, 2008 exceeded $100,000.

		Annual Compensation		Long-Term Compensation Awards Securities Underlying Options	All Other Compensation
Name and Principal Position	Year	Salary	Bonus

Scott Taylor President, Secretary and Treasurer	2009	$0	$0	0	$0

Option Grants in Last Fiscal Year

None

Aggregate Option Exercises and Option Ownership in Last Fiscal Year

None.

Employment Contracts

The Company is not a party to any employment agreements.

Compensation of Company’s Nominated Executive Officers

Summary Compensation

In connection with the consummation of the Change in Control,  Marc Juliar has become the sole executive officer of the Company. We anticipate that Mr. Juliar would not earn any compensation.

Option Grants in Last Fiscal Year

None.

Aggregate Option Exercises and Option Ownership in Last Fiscal Year

None.

Employment Contracts

The Company does not intend to enter into an employment agreement with Marc Juliar.

Stock Option Plan

The Company does not currently have a stock option plan and has no intention at this time or after the  Change in Control.

Director Compensation

We do not currently pay any cash fees to our directors, nor do we pay directors’ expenses in attending board meetings. Upon consummation of the Change in Control, the Company intends to continue with this policy.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company utilizes the office space and equipment of its sole officer and director at no cost. Management estimates such amounts to be immaterial.

LEGAL PROCEEDINGS

The Company is not aware of any legal proceedings in which any director, nominee, officer or affiliate of the Company, any owner of record or beneficially of more than five percent of any class of voting securities of the Company, or any associate of any such director, nominee, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

The Company is subject to the information and reporting requirements of the Exchange Act and, in accordance with that act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the SEC, 100 F Street , N.E., Washington, D.C. 20549 and are available on the SEC’s website at www.sec.gov.

/s/ Marc Juliar, Director
____________________________________________
By Order of the Board of Directors
January 12, 2009